Exhibit 99.1
Shanda Games to Commence Open-beta Testing for “Legend of Immortals"
SHANGHAI, April 18, 2011 /PRNewswire-Asia/ — Shanda Games Limited (“Shanda Games”, or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, announced that it plans to commence open-beta testing for “Legend of Immortals”, an action massively multi-player online role playing game (MMORPG), in May 2011.
Legend of Immortals is an in-house developed action MMORPG based on the popular online fantasy novel “Xing Chen Bian”. The novel was among the most frequently searched titles on many Chinese search engines for 36 consecutive weeks in 2008. The widespread popularity of the novel led to a movie adaptation in China and its recognition as one of the Top 10 Online Novels in 2009 and 2010 on Baidu.com. Shanda Games acquired the online game adaptation license for “Xing Chen Bian” in 2009, following an intense round of bidding by numerous online game developers.
With the huge success of “Xing Chen Bian” and its large existing fan base, Legend of Immortals has been cited as one of the Top 10 most anticipated new games as voted by gamers during the China Game Industry Annual Conference in 2011. From 2009 through 2011, Legend of Immortals has received a series of prestigious awards in China’s online game industry, which recognized its success in terms of game development, concept arts, game animation design and graphic design, including:
•	“Top 10 Most Anticipated Online Game” and “Top 10 Highest Potential Online Games” by 17173.com, a leading online game portal in China;

•	“2010 China Game Developers Award — 2D Arts” and “2010 China Game Developers Award - Concept Arts”;

•	“2010 CGDA Best Game Animation Design Award Candidate”;

•	“Golden Phoenix Awards — Top Ten Most Anticipated Online Game”;

•	“UI Award — Most Interactively Designed Online Games”; and

•	“UI Award — Top 5 Most Popular Games”.
Alan Tan, Chairman and Chief Executive Officer of Shanda Games, commented, “We are pleased to see that the immense popularity of ‘Xing Chen Bian’ has increased the anticipation for the launch of Legend of Immortals, our in-house developed MMORPG fantasy novel adaptation. Through four successful rounds of testing, this anticipation has grown, as recognized by the numerous prestigious awards bestowed upon the game. We are confident that the positive momentum we have built to date will lead to a successful commercial launch in the near future.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the commercial launch of Legend of Immortals and the future performance of Legend of Immortals represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the commercial launch of Legend of Immortals is delayed, the game is not well received by players in China and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Alan Oshiki, Managing Director
Taylor Rafferty
Phone: +1-212-232-2354 (U.S.A.)
Email: alan.oshiki@taylor-rafferty.com
Candy Cheung, Senior Associate
Taylor Rafferty
Phone: +852-2167-2009 (Hong Kong)
Email: candy.cheung@taylor-rafferty.com